FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of May 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





May 15, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group





Contact in Japan :
Nobuyuki Koike
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

           TDK Issues Stock Acquisition Rights as Stock Option Scheme

TOKYO JAPAN, May 15, 2007 ----- TDK Corporation's (the "Company") Board of Directors today passed a resolution to authorize it to issue to individuals other than stockholders stock acquisition rights with specially favorable terms and conditions. The purpose of the issue is to offer a stock option scheme, pursuant to the regulations of Articles 236, 238 and 239 of the Company Law of Japan. This resolution is subject to approval at the 111th Ordinary Annual General Meeting of Stockholders scheduled for June 28, 2007.

1. Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than stockholders
The Company will issue stock acquisition rights free of charge in accordance with the matters pertaining to issuance explained beginning with item

2. below to high-ranking TDK managers, and directors and high-ranking managers of group companies as a further incentive for contributing to the improvement of the Company's consolidated operating results.

2. Matters pertaining to the issuance of stock acquisition rights

(1) Maximum number of stock acquisition rights

        Up to 1,300 stock acquisition rights as detailed in (3) below. Furthermore, up to 130,000 shares of the Company's common stock can be distributed due to the exercise of stock acquisition rights. In the event that the "number of shares granted" is adjusted in accordance with
        (3)1. below, the maximum number of shares shall be calculated by multiplying the "number of shares granted" after adjustment by the maximum number of stock acquisition rights as detailed above.

(2) Amount to be paid for stock acquisition rights

        No payment shall be required for the stock acquisition rights.

(3) Details of stock acquisition rights

 1. Class and number of shares to be issued upon the exercise of the stock acquisition rights

 The class of share to be issued upon the exercise of stock acquisition rights shall be the Company's common stock, and the number of shares for each stock acquisition right (hereinafter the "number of shares granted") shall be 100. However, in the event that the Company conducts a stock split,
 distributes shares   free of charge, or consolidates its common stock after the determination date of this proposal (hereinafter "determination date"), the "number of shares granted" shall be adjusted according to the following method of calculation. This adjustment will apply to the "number of shares granted" for those stock acquisition rights that have not already

                                    - more -

 been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

              Post-adjustment "Number of shares granted" =
              Pre-adjustment "number of shares granted" x stock split or stock consolidation ratio

 Moreover, in other cases where circumstances arise requiring the "number of shares granted" to be adjusted after the determination date, the "number of shares granted" shall be adjusted appropriately.

 2. Method for calculating the amount to be invested when exercising each stock acquisition right
 The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights (hereinafter the "exercise price") multiplied by the "number of shares granted."
 The exercise price shall be an amount which is the average of the closing price (regular way) of the Company's common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the date of allotment (hereinafter "allotment date") of stock acquisition rights,multiplied by 1.05. Any amount less than one yen arising from this calculation shall be rounded up to the nearest yen.
 However, if the resulting exercise price is less than the closing price as of the day before the allotment date (or the closing price on the nearest preceding day if there is no closing price on that date), then the closing price on the day before the allotment date shall be used instead.
 In the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the allotment date, the exercise price shall be adjusted in accordance with the following method of calculation and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:

               Exercise price after adjustment =
               Exercise price before adjustment x 1 / Stock split or stock consolidation ratio

 In case the Company issues new shares or disposes of its own shares at a price less than the current market price (except in the case of the conversion of convertible stock or stock with mandatory conversion terms, or in the case of a request by a stockholder for the sale of shares constituting less than one unit or the exercise of stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:

                                                 Number of shares    Amount paid
                                                 newly issued     x  per share
                                    Number of
Exercise price   Exercise price     shares issued +
after         =  before         x
adjustment       adjustment                               Current market price

                                Number of               Number of new shares
                               shares issued     +     increased after stock
                                                       split or new issuance

                                    - more -

 In the above formula, the "number of shares issued" shall be defined as the aggregate number of shares of common stock issued and outstanding less the number of treasury stock. In the event that the Company disposes of treasury stock, the "number of shares newly issued" shall be read as "number of treasury stock disposed of."
 Moreover, in other cases where circumstances arise requiring the exercise price to be adjusted after the allotment date, the exercise price shall be adjusted appropriately.

3. Exercise period for stock acquisition rights he exercise period shall be the period beginning July 1, 2009 and ending on June 30,2013.

4. Items concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights
 (a) In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the
 Japanese generally accepted accounting principles. Any amount less than
 one yen arising shall be rounded up to   the nearest yen.
 (b) In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed
 in (a) above from the limit for increase in   common stock in (a) above.

5. Restrictions on the acquisition of stock acquisition rights due to transfers Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company's Board of Directors.

6. Provisions for the acquisition of stock acquisition rights
 If a meeting of stockholders of the Company approves any of the following proposals (or the Company's Board of Directors approves a resolution where approval of the stockholders is not required),
 the Company can acquire the stock acquisition rights    without compensation on
 a date separately specified by the Board of Directors.

 (i) a proposal of a merger agreement under which the Company is to be dissolved,
 (ii) a proposal for a corporate division agreement or plan under which the Company undergoes a split, or
(iii) a proposal of a share transfer agreement or plan that makes the Company a wholly owned subsidiary

(4) Others

 1. Authority to determine other matters concerning stock acquisition rights Matters concerning the distribution and details of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors to be held after this Ordinary General
 Meeting of Stockholders.